Exhibit 99.1

Media Release

Planegg/Munich, Germany, July 28, 2021

MorphoSys AG Reports Second Quarter and First Half

2021 Results

- Monjuvi U.S. net product sales of € 14.9 million (US$ 18.0 million), 16% growth Q-Q

- MorphoSys announced and subsequently completed its acquisition of Constellation

Pharmaceuticals

- Announced and closed ~US$ 2.0 billion strategic funding partnership with Royalty Pharma

- Updated group financial guidance

- Conference call and webcast (in English) tomorrow, July 29, 2021, at 2:00pm CEST

(1:00pm BST/8:00am EDT)

MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports financial results for the second quarter and the first half year of 2021.

“We regained the momentum in Monjuvi sales as we exited the second quarter and are encouraged to see that momentum continuing into Q3,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “We are seeing the positive impact to our business from the vaccination rollout in the U.S., and remain focused on establishing tafasitamab as a standard of care in the treatment of patients with relapsed/refractory DLBCL.”

“With the addition of Constellation’s clinical programs to our pipeline, we are in a great position to build a significant presence in hematology-oncology with multiple commercial opportunities.”

Tafasitamab Highlights

•	Monjuvi® (tafasitamab-cxix) U.S. net product sales of € 14.9 million (US$ 18.0 million) for the second quarter of 2021 and € 27.8 million (US$ 33.5 million) for the first half of 2021.

•

On April 19, 2021, MorphoSys and Incyte announced that the first patient has been dosed in the placebo-controlled Phase 3 inMIND study evaluating the efficacy and safety of tafasitamab or placebo in combination with lenalidomide and rituximab in patients with relapsed or refractory follicular lymphoma (FL) or marginal zone lymphoma (MZL).

•

On May 11, 2021, MorphoSys and Incyte announced that the first patient was dosed in the pivotal Phase 3 frontMIND study evaluating tafasitamab and lenalidomide in addition to rituximab, cyclophosphamide, doxorubicin, vincristine and prednisone (R-CHOP) compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated diffuse large B-cell lymphoma (DLBCL).

•

From June 4-8, 2021, MorphoSys presented new data from the tafasitamab development program at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting. Data from the three-year follow-up from the Phase 2 L-MIND study showed a long durability of responses and overall survival in patients with r/r DLBCL.

•

On June 25, 2021, MorphoSys and Incyte announced that the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion recommending the conditional marketing authorization for tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplantation (ASCT). The Committee for Orphan Medicinal Products (COMP) has also confirmed the orphan drug designation status in mid-July.

•

Together with MorphoSys, Incyte plans to start coreMIND, a pivotal Phase 2 study that will assess tafasitamab in combination with Incyte’s Pi3 kinase delta inhibitor in patients with chronic lymphocytic leukemia (CLL).

•

MorphoSys will also initiate MINDway, a study that will look into finding the best treatment schedule for patients with Non-Hodgkin Lymphoma (NHL) who benefit from long-term disease-control from tafasitamab.

Acquisition of Constellation Pharmaceuticals and Strategic Funding Partnership

•

On June 2, 2021, MorphoSys entered into a definitive agreement to acquire Constellation Pharmaceuticals (Constellation) for US$ 34.00 per share in cash, which represents a total equity value of US$ 1.7 billion. The transaction has been unanimously approved and subsequently was completed on July 15, 2021.

•

MorphoSys gets access to mid- to late-stage product candidates: Pelabresib (CPI 0610) has the potential to be a first-in-class and best-in-class BET inhibitor that is currently being evaluated in a Phase 3 trial for the treatment of myelofibrosis. CPI-0209 is a mid-stage EZH2 inhibitor, which is currently in a Phase 2 clinical trial and has best-in-class potential for treating both hematologic and solid tumors.

•	MorphoSys entered into a long-term strategic funding partnership with Royalty Pharma:

•	US$ 1.425 billion upfront payment

•	Up to US$ 350 million in Development Funding Bonds

•	Up to US$ 150 million milestone payments

•	Royalty Pharma Investments 2019 ICAV, a subsidiary of Royalty Pharma plc, purchased US$ 100 million in shares (1,337,552 shares) of MorphoSys at a price of € 63.35 per share on July 16, 2021

•

MorphoSys also announced today that Jigar Raythatha, President and Chief Executive Officer of Constellation, will resign effective July 31, 2021. Barbara Krebs-Pohl, PhD, Senior Vice President, Global Head of Business Development, Licensing, and Alliance Management at MorphoSys, has been appointed as Site Head of Constellation and Chief Integration Officer.

Tremfya:

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MorphoSys to continue to record Tremfya royalties on its income statement. Royalty Pharma is entitled to receive 100 percent of Tremfya royalties starting with royalties for the second quarter of 2021.

•	Tremfya royalties of € 13.7 million for the second quarter of 2021 and € 25.4 million for the first half of 2021.

Financial Results for the Second Quarter of 2021 (IFRS)

Total revenues for the second quarter of 2021 amounted to € 38.2 million (Q2 2020: € 18.4 million). The revenues include success-based payments of € 14.2 million, primarily from Janssen (Q2 2020 success-based payments: € 12.8 million).

in € million	Q2 2021	Q2 2020	Change
Total revenues	38.2	18.4	>100%
Monjuvi product sales	14.9	—	—
Royalties	13.7	10.8	27%
Licenses, milestones and other	9.6	7.6	26%

Cost of Sales: In the second quarter of 2021, cost of sales increased to € 10.1 million (Q2 2020: income of € 7.2 million).

Research and Development (R&D) Expenses: In the second quarter of 2021, research and development expenses were € 40.5 million (Q2 2020: € 30.9 million). Growth over 2020 reflects the increased investment to support the advancement of proprietary programs and consisted primarily of expenses for external laboratory services and personnel expenses.

Selling, General and Administrative (SG&A) Expenses: Selling expenses decreased slightly in the second quarter of 2021 to € 28.5 million (Q2 2020: € 29.3 million) and general and administrative expenses amounted to € 30.5 million (Q2 2020: € 13.8 million). The increase of general and administrative expense in the second quarter was due to the transaction costs related to the Constellation and Royalty Pharma agreements.

Operating Loss: Operating loss amounted to € 71.4 million in the second quarter of 2021 (Q2 2020: operating loss of € 48.4 million).

Consolidated Net Profit / Loss: For the second quarter of 2021, consolidated net profit was € 20.9 million (Q2 2020: consolidated net loss of € 53.1 million).

Financial Results for the First 6 Months of 2021 (IFRS)

Total revenues for the first six months of 2021 amounted to € 85.4 million (H1 2020: € 269.7 million). The revenues include success-based payments of € 43.1 million, primarily from Janssen (H1 2020 success-based payments: € 23.1 million) The year-over-year decline was driven by the upfront payment of the collaboration and license agreement with Incyte in the first quarter 2020 for the out-licensing of tafasitamab outside the U.S.

in € million*	H1 2021	H1 2020	Change
Total revenues	85.4	269.7	(68%)
Monjuvi product sales	27.8	—	—
Royalties	25.4	20.1	26%
Licenses, milestones and other	32.3	249.5	(87%)

*	Differences due to rounding

Cost of Sales: In the first six months of 2021, cost of sales increased to € 15.2 million (H1 2020: income of € 4.0 million).

Research and Development (R&D) Expenses: In the first six months of 2021, research and development expenses were € 73.8 million (H1 2020: € 52.4 million). Growth over 2020 reflects the increased investment to support the advancement of proprietary programs and consisted primarily of expenses for external laboratory services and personnel expenses.

Selling, General and Administrative (SG&A) Expenses: Selling expenses increased in the first six months of 2021 to € 56.6 million (H1 2020: € 42.1 million) and general and administrative expenses amounted to € 40.8 million (H1 2020: € 23.9 million). The year-over-year increase in selling expenses was primarily driven by the full first half year 2021 impact of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi. The year-over-year increase in general and administrative expenses was driven primarily by the transaction costs related to the Constellation and Royalty Pharma agreements.

Operating Loss: Operating loss amounted to € 101.0 million in the first six months of 2021 (H1 2020: operating profit of € 155.1 million).

Consolidated Net Profit / Loss: For the first six months of 2021, consolidated net loss was € 20.7 million (H1 2020: consolidated net profit of € 179.8 million).

Cash and Investments: As of June 30, 2021, the Company had cash and investments of € 1,129.2 million compared to € 1,244.0 million on December 31, 2020. Pro forma cash after the closing of the Constellation and Royalty Pharma transactions, including the sale of ordinary shares, was € 1,168.0 million.

Number of shares: The number of shares issued totaled 32,892,540 at the end of Q2 2021 (year-end 2020: 32,890,046). After the share capital increase on July 16, 2021, to implement the purchase of 1,337,552 new ordinary shares by Royalty Pharma, the number of shares issued totaled 34,227,598.

Adjusted Financial Guidance and Operational Outlook for 2021

in € million	Updated Financial Guidance 2021	Prior Financial Guidance (ex-Constellation)
Group Revenues*	155 to 180	150 to 200
Operating Expenses**	435 to 465 (includes one-time transaction costs of € 36.0 million)	355 to 385
R&D expense as a % of Operating Expenses excluding one-time transaction costs	52 to 57%	45 to 50%

*

Group revenues include full year Tremfya royalties and exclude any royalties from potential tafasitamab sales outside of the U.S. as well as any significant milestones from development partners and/or licensing partnerships other than those that were already recorded in the half-year. This revenue guidance is subject to a number of uncertainties including the potential for variability from the first full year of the Monjuvi product launch, the limited visibility that MorphoSys has on the Tremfya royalty stream as well as the ongoing COVID-19 pandemic and the impact on our as well as our partner’s business operations.

**	Operating expenses is comprised of R&D and SG&A, inclusive of Incyte’s share of Monjuvi selling costs in the U.S.

MorphoSys expects the following events and activities in 2021:

Tafasitamab:

•	Continuation of the phase 1b trial with tafasitamab in previously untreated DLBCL (firstMIND);

•	Continuation of the pivotal phase 3 frontMIND trial of tafasitamab in previously untreated DLBCL;

•	Continuation of the pivotal phase 3 inMIND trial of tafasitamab in patients with relapsed or refractory follicular lymphoma (r/r FL) or marginal zone lymphoma (MZL);

•

Investigation of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory DLBCL, first-line DLBCL and relapsed or refractory follicular lymphoma (r/r FL) jointly with Incyte and Xencor (study start expected end of 2021/early 2022);

•	Continuation of the L-MIND study of tafasitamab and evaluate the long-term efficacy and safety data;

•	Continuation of the phase 3 B-MIND study of tafasitamab in combination with bendamustine for r/r DLBCL;

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Decision of the European Commission on the Marketing Authorization Application (MAA), seeking conditional marketing authorization of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with r/r DLBCL which is currently under review;

•	Support of Incyte in submitting marketing authorization applications in other markets for tafasitamab.

Felzartamab:

•	Continuation of the M-PLACE and the NewPLACE study in patients with membranous nephropathy;

•	Presentation of data from the M-PLACE study at a scientific conference in Q4 2021;

•	Start of clinical study in patients with IgA nephropathy (IGNAZ study).

Constellation programs:

•	Continuation of the MANIFEST phase 2 study of pelabresib in patients with myelofibrosis;

•	Continuation of the MANIFEST-2 phase 3 clinical study with pelabresib in combination with ruxolitinib in patients with primary myelofibrosis;

•	Continuation of a Phase 1/2 clinical trial of CPI-0209 in patients with advanced solid and hematological tumors.

MorphoSys Group Key Figures (IFRS, June 30, 2021)

in € million	Q2 2021	Q2 2020	Change	H1 2021	H1 2020	Change
Revenues	38.2	18.4	>100%	85.4	269.7	(68%)
Monjuvi product sales	14.9	—	—	27.8	—	—
Royalties	13.7	10.8	27%	25.4	20.1	26%
Licenses, milestones and other	9.6	7.6	26%	32.3	249.5	(87%)
Cost of Sales	(10.1)	7.2	>100%	(15.2)	4.0	>100%
Gross Profit	28.1	25.7	9%	70.2	273.6	(74%)
Total Operating Expenses:	(99.5)	(74.0)	(34%)	(171.2)	(118.5)	(44%)
Research and Development	(40.5)	(30.9)	(31%)	(73.8)	(52.4)	(41%)
Selling	(28.5)	(29.3)	3%	(56.6)	(42.1)	(34%)
General and Administrative	(30.5)	(13.8)	>(100%)	(40.8)	(23.9)	(71%)
Operating Profit / (Loss)	(71.4)	(48.4)	(48%)	(101.0)	155.1	>(100%)
Other Income	1.7	(0.4)	>100%	2.8	10.0	(72%)
Other Expenses	(1.4)	(1.3)	(8%)	(3.4)	(1.6)	>(100%)
Finance Income	102.4	17.5	>100%	116.3	28.1	>100%
Finance Expenses	2.9	(25.1)	>100%	(36.8)	(34.4)	(7%)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	0.2	(0.3)	>100%	0.3	(0.8)	>100%
Income Tax Benefit / (Expenses)	(13.5)	4.9	>(100%)	1.0	23.3	(96%)
Consolidated Net Profit (+) / (Loss)	20.9	(53.1)	>100%	(20.7)	179.8	>(100%)
Earnings per Share, Basic and Diluted (in €)	—	(1.62)	—	(0.63)	—	—
Earnings per Share, Basic (in €)	0.64	—	—	—	5.56	—
Earnings per Share, diluted (in €)	0.61	—	—	—	5.54	—
Cash and investments (end of period)	1,129.2	1,061.8	6%	1,129.2	1,244.0 *	(9%)

*	Value as of December 31, 2020

MorphoSys will hold its conference call and webcast tomorrow, July 29, 2021, to present the results for the second quarter and first half year of 2021 and the further outlook for 2021.

Dial-in number for the conference call (in English) at 2:00pm CEST; 1:00pm BST; 8:00am EDT:

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830

(All numbers reachable from any geography)

Participant PIN:	72989449#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at the Investors section under “Presentations and Conferences” on MorphoSys’ website at http://www.morphosys.com and after the call, a slide-synchronized audio replay of the conference will be available at the same location.

The statement for the second quarter/first 6 months of 2021 (IFRS) is available online:

http://www.morphosys.com/Reports

About Tafasitamab

Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. Monjuvi® is being co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the EU has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies that are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc. for the treatment of plaque psoriasis – became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned U.S. subsidiaries MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., has more than 750 employees. For more information visit www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts:
Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com Jeanette Bressi Director, US Communications Tel: +1 617 404 7816 jeanette.bressi@morphosys.com
Investor Contacts:
Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com